Exhibit 99.1

i-80 Gold Announces High-Grade Drill Results from Granite Creek

Highlights 28.1 g/t Au over 4.4 m, 10.6 g/t Au over 9.4 m & 13.6 g/t Au over 5.2 m

RENO, Nev., Feb. 7, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce the results from the successful 2023 surface drilling program designed to define and expand high-grade gold mineralization in the lower South Pacific Zone at the Company's Granite Creek Property ("Granite Creek" or "the Property") located in Humboldt County, Nevada.

The South Pacific Zone ("SPZ") is expected to become the primary horizon for mining once initial development has been extended to provide access.  In the second half of 2023, drilling was completed from underground in the upper portion of the SPZ where initial stoping is expected and where recently released results include 31.1 g/t Au over 21.9 m, 28.7 g/t over 16.5 m and 37.7 g/t Au over 7.6 m. Thirteen holes were drilled from surface (twelve reached target) to better define an area where initial drilling suggested the potential for increased grades and mining widths – these results are summarized in this release.

Highlight results from 2023 surface drilling in the South Pacific Zone (core width)

  26.1 g/t Au over 5.7 m (0.76 oz/ton Au over 18.7 feet) in hole iGS23-01*
  10.6 g/t Au over 9.4 m (0.31 oz/ton Au over 30.9 feet) in hole iGS23-02A
  25.6 g/t Au over 5.5 m (0.75 oz/ton Au over 18.2 feet) in hole iGS23-03*
  28.1 g/t Au over 4.4 m (0.82 oz/ton Au over 14.5 feet) in hole iGS23-04
  15.5 g/t Au over 19.7 m (0.45 oz/ton Au over 64.7 feet) in hole iGS23-05*
  8.3 g/t Au over 8.7 m (0.24 oz/ton Au over 28.2 feet) in hole iGS23-08
  27.0 g/t Au over 2.1 m (0.79 oz/ton Au over 6.9 feet) in hole iGS23-09
  13.6 g/t Au over 5.2 m (0.40 oz/ton Au over 17.2 feet) in hole iGS23-10A
* Previously released

The South Pacific Zone is a sub-vertical, Carlin-type, mineralized horizon that occurs predominately at the faulted contact of the Upper and Lower Comus (limestone) rock units. Following successful 2021/2022 drilling campaigns that identified a continuous zone of high-grade mineralization over a significant strike length in the SPZ target, the 2023 surface and underground drilling programs targeted the definition of two areas within this horizon to assess continuity of mineralization in preparation for initial mine planning (see Figure 1). Both programs have been extremely successful, demonstrating true widths of up to 15 metres and results frequently in excess of 10 g/t Au.

With improved definition, an initial SPZ development plan is being advanced in the first half of 2024.  Upon completion of a successful test mining program, additional underground drilling will be completed for the release of an updated resource estimate and Feasibility Study. The SPZ remains open for expansion at depth and along strike to the north towards Nevada Gold Mines' Turquoise Ridge Mine (see Figure 2). Table 1 provides a summary of results from surface definition drilling in the SPZ in 2023.

"The continuity of high-grade mineralization in the South Pacific Zone is outstanding.", stated Ewan Downie, Chief Executive Officer of i-80. "The results from our 2023 definition programs demonstrate the potential for the SPZ to be a significant deposit located on strike from one of North America's largest gold mining operations.  Mineralization remains open at depth and along strike to the north with the average intercept grade in the northern extension definition program of approximately 15 g/t gold with true widths ranging up to 15 metres."

Figure 1 – Long Section View (CNW Group/i-80 Gold Corp)

Figure 2 – Property Location Map (CNW Group/i-80 Gold Corp)

Table 1 – Summary of Assay Results from 2023 Surface Drilling in SPZ

2023 Drill Results from Granite Creek, estimated true widths 70-90%
Drillhole ID	Type	From (m)	To (m)	Length (m)	Au (g/t)
iGS23-01*	Core	458.1	463.8	5.7	26.1
iGS23-02A	Core	432.8	442.2	9.4	10.6
iGS23-03B*	Core	459.1	464.7	5.5	25.6
iGS23-04	Core	453.5	458.0	4.4	28.1
iGS23-05*	Core	465.9	485.6	19.7	15.5
iGS23-06B	Core	458.2	460.5	2.3	10.6
and	Core	465.9	467.3	1.3	18.6
iGS23-07	Core	477.1	478.2	1.1	27.9
iGS23-08	Core	477.7	486.3	8.7	8.3
and	Core	499.7	501.1	1.4	30.9
iGS23-09	Core	529.5	531.6	2.1	27.0
iGS23-10A	Core	469.5	474.8	5.2	13.6
iGS23-11	Core	Hole abandoned at 183 m
iGS23-12A	Core	441.7	443.6	1.9	5.5
iGS23-13B	Core	490.4	492.3	1.8	16.1
*Previously released assay

Table 1a - Collar Coordinates
UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iGS23-01	478547	4554155	1471	331	-51
	iGS23-02A	478549	4554154	1471	323	-49
	iGS23-03B	478547	4554158	1471	329	-54
	iGS23-04	478580	4554202	1467	327	-58
	iGS23-05	478581	4554202	1467	322	-60
	iGS23-06B	478576	4554413	1552	289	-76
	iGS23-07	478582	4554415	1552	291	-80
	iGS23-08	478579	4554414	1552	292	-82
	iGS23-09	478582	4554413	1552	333	-80
	iGS23-10A	478524	4554452	1558	295	-83
	iGS23-11	478522	4554448	1558	325	-85
	iGS23-12A	478527	4554455	1558	343	-81
	iGS23-13B	478523	4554450	1558	006	-81

The SPZ is a priority for development and the Company is extending the decline to depth in order to provide access to the SPZ for it the become part of the Granite Creek mine plan in H1-2024. High-grade mineralization at Granite Creek occurs in a similar geological setting to the multi-million-ounce Turquoise Ridge Mine located immediately north (see Figure 2); proximal to a major regional fault (the Getchell or Range Front fault) on the eastern edge of the large Osgood Mountains intrusive complex. The Granite Creek deposit remains open at depth and along strike from the existing underground workings.

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to ALS Minerals (ALS) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through ALS are run through standard prep methods and analysed using Au-AA23 (ALS) (Au; 30g fire assay) and ME-ICP41 (36 element suite; 0.5g Aqua Regia/ICP-AES). ALS also undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist, reviewed the technical and scientific information contained in this press release and is a Qualified Person within the meaning of NI 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Granite Creek and the potential of the Granite Creek project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO; Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 07-FEB-24